UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2)

                          Ventana Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                         Common Stock, Par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92276H106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 22, 2008

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 92276H106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            1,481,800
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                1,407
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      1,481,800
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            1,407
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,483,207
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.27%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 92276H106
---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                1,407
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            1,407
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,407
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.00%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.001 per share (the "Shares"), of Ventana Medical systems, Inc. (the "Issuer"). The Issuer has its principal executive offices at 1910 Innovation Park Drive, Tucson, AZ 85737.

Item 2.   Identity and Background

(a) This Statement is being filed by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation ("DBUSFM"). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

(b) The address of the principal place of business of Deutsche Bank is Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.

(c) and (f)     The principal business of the Reporting Persons and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of each of the Reporting Persons and each corporation and other person ultimately in control of the Reporting Persons are set forth on Schedule 1 to this Statement which is incorporated herein.

        Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of each of Deutsche Bank and DBSI that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

(d) and (e)     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on
Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        The source of the funds for the purchase of the Shares was working capital of the Reporting Persons.

Item 4.    Purpose of Transaction

        All of the Shares reported herein as having been acquired or disposed of were from the accounts of Deutsche Bank AG, London Branch and DBSI and were acquired or disposed of as part of their proprietary trading activities or in order to hedge its exposure to certain derivative contracts entered into with its clients.

        On January 22, 2008 the percentage of outstanding Shares that may have been deemed beneficially owned by the Reporting Persons decreased by 1% from the percentage reported as of January 10, 2008 in the amendment filing to this
Schedule 13D and therefore the Reporting Person ceased to be the owner of greater than 5% of the total number of Shares outstanding on that date.

Item 5.    Interest in Securities of the Issuer

(a) and (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ending September 28, 2007, the number of Shares outstanding was 34,662,691. As of January 22, 2008, the reporting Person may have been deemed the beneficial owner of 1,483,207 Shares (approximately 4.27% of the total number of Shares outstanding).

Deutsche Bank AG,London Branch                                        1,456,800
Deutsche Bank AG,London Branch (arbitrage)                               25,000
Deutsche Bank Securities Inc.                                             1,407

(c) Transactions by the Reporting Person in the Shares effected during the past sixty days are set forth in Schedule 2 to this Schedule 13D, which is incorporated by reference herein.

(d)     Not applicable.

(e) On January 22, 2008 Deutsche Bank AG reduced the total number of Shares for which it may be deemed the beneficial owner to 1,483,207 Shares, or approximately 4.27% of the total number of shares outstanding, and therefore the Reporting Person ceased to be the owner of greater than 5% of the total number of Shares outstanding on that date.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

        From time to time, the Reporting Persons may lend, pledge or enter into repurchase transactions relating to portfolio securities, including the Shares, to and with brokers, banks or other financial institutions. From time to time, effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

        Except as set forth above, the Reporting Persons does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

        The Joint Filing Agreement dated November 29, 2007 between Deutsche Bank AG and Deutsche Bank Securities Inc. is incorporated by reference to
Exhibit 1 to the Schedule 13D filed by the Reporting Persons on November 29,
2007.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of January 30, 2008





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director


                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of Deutsche Bank AG and each Person Ultimately in Control of Deutsche Bank AG


        Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT

                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Dr. Josef Ackermann          Chairman of the Management Board and
                             the Group Executive Committee,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Theodor-Heuss-Allee 70
                             60468 Frankfurt am Main
                             The Federal Republic of Germany

                             Citizenship:  Swiss
--------------------------------------------------------------------------------
Dr. Hugo Banziger            Member of the Management Board,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Winchester House,
                             1 Great Winchester Street
                             United Kingdom

                             Citizenship:  UK/Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck    Member of the Management Board,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Theodor-Heuss-Allee 70
                             60468 Frankfurt am Main
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------
Mr. Anthony Di Iorio         Member of the Management Board,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Theodor-Heuss-Allee 70
                             60468 Frankfurt am Main
                             The Federal Republic of Germany

                             Citizenship:  United States
--------------------------------------------------------------------------------
Mr. Hermann-Josef Lamberti   Member of the Management Board,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Theodor-Heuss-Allee 70
                             60468 Frankfurt am Main
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------

       Executive Officers, Directors, Controlling Persons and Trustees of
                         Deutsche Bank Securities Inc.

        Deutsche Bank Securities Inc. (DBSI) is registered with the SEC as a broker-dealer and is a member of the NASD, SIPC, NYSE, and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the CFTC as a futures commission merchant and is a member of the NFA, CME, and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Mr. Seth Waugh               Member of the Board of Directors, Chairman,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Stuart Clarke            Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  UK-British
--------------------------------------------------------------------------------
Mr. Thomas Gahan             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Robert Karofsky          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Mark Pfeffer             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Philip Weingord          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------

                       Schedule 2 - 60 Day Trade History

--------------------------------------------------------------------------------
DATE                BUY/SELL            AMOUNT              PRICE
--------------------------------------------------------------------------------
11/26/07            S                   145                 87.47
--------------------------------------------------------------------------------
11/26/07            B                   100000              87.34
--------------------------------------------------------------------------------
11/27/07            B                   17532               87.61
--------------------------------------------------------------------------------
11/28/07            S                   2                   88.31
--------------------------------------------------------------------------------
11/29/07            S                   7195                88.93
--------------------------------------------------------------------------------
11/29/07            S                   45                  88.08
--------------------------------------------------------------------------------
11/30/07            S                   578                 88.24
--------------------------------------------------------------------------------
12/03/07            S                   4                   88.82
--------------------------------------------------------------------------------
12/03/07            S                   2541                88.52
--------------------------------------------------------------------------------
12/03/07            S                   2376                88.52
--------------------------------------------------------------------------------
12/03/07            S                   145                 88.38
--------------------------------------------------------------------------------
12/04/07            B                   6518                88.21
--------------------------------------------------------------------------------
12/04/07            S                   277                 88.43
--------------------------------------------------------------------------------
12/05/07            S                   545                 89.20
--------------------------------------------------------------------------------
12/05/07            B                   20                  88.82
--------------------------------------------------------------------------------
12/06/07            B                   162437              89.04
--------------------------------------------------------------------------------
12/06/07            B                   7366                88.91
--------------------------------------------------------------------------------
12/06/07            S                   127391              88.03
--------------------------------------------------------------------------------
12/06/07            S                   26351               88.93
--------------------------------------------------------------------------------
12/06/07            S                   175000              89.00
--------------------------------------------------------------------------------
12/06/07            B                   45                  88.50
--------------------------------------------------------------------------------
12/07/07            S                   15516               89.00
--------------------------------------------------------------------------------
12/07/07            S                   50000               89.00
--------------------------------------------------------------------------------
12/10/07            B                   10273               88.90
--------------------------------------------------------------------------------
12/10/07            S                   2                   89.51
--------------------------------------------------------------------------------
12/10/07            B                   175000              89.00
--------------------------------------------------------------------------------
12/10/07            S                   175000              89.00
--------------------------------------------------------------------------------
12/10/07            S                   144                 88.71
--------------------------------------------------------------------------------
12/11/07            B                   89                  88.69
--------------------------------------------------------------------------------
12/11/07            S                   9388                88.96
--------------------------------------------------------------------------------
12/11/07            B                   122                 89.00
--------------------------------------------------------------------------------
12/13/07            S                   600                 88.88
--------------------------------------------------------------------------------
12/14/07            S                   2                   88.40
--------------------------------------------------------------------------------
12/14/07            B                   269                 88.60
--------------------------------------------------------------------------------
12/17/07            B                   10000               85.82
--------------------------------------------------------------------------------
12/17/07            S                   9900                85.82
--------------------------------------------------------------------------------
12/17/07            S                   200                 85.84
--------------------------------------------------------------------------------
12/17/07            B                   45000               85.83
--------------------------------------------------------------------------------
12/17/07            B                   100000              85.73
--------------------------------------------------------------------------------
12/17/07            B                   245                 85.95
--------------------------------------------------------------------------------
12/19/07            B                   3400                84.20
--------------------------------------------------------------------------------
12/19/07            B                   200                 84.98
--------------------------------------------------------------------------------
12/19/07            B                   91                  85.10
--------------------------------------------------------------------------------
12/19/07            S                   18                  84.83
--------------------------------------------------------------------------------
12/20/07            B                   39                  86.00
--------------------------------------------------------------------------------
12/20/07            B                   32                  86.12
--------------------------------------------------------------------------------
12/21/07            B                   5720                87.69
--------------------------------------------------------------------------------
12/24/07            S                   123                 87.87
--------------------------------------------------------------------------------
12/24/07            B                   4                   88.63
--------------------------------------------------------------------------------
12/27/07            B                   300000              86.00
--------------------------------------------------------------------------------
12/27/07            S                   2060                86.00
--------------------------------------------------------------------------------
12/27/07            S                   146                 86.52
--------------------------------------------------------------------------------
12/31/07            S                   272                 86.60
--------------------------------------------------------------------------------
01/02/08            B                   10000               86.12
--------------------------------------------------------------------------------
01/02/08            S                   10000               86.12
--------------------------------------------------------------------------------
01/02/08            S                   200                 86.68
--------------------------------------------------------------------------------
01/03/08            S                   5                   84.96
--------------------------------------------------------------------------------
01/03/08            S                   300                 85.00
--------------------------------------------------------------------------------
01/03/08            B                   1000                85.00
--------------------------------------------------------------------------------
01/03/08            B                   63                  85.38
--------------------------------------------------------------------------------
01/03/08            S                   900                 85.22
--------------------------------------------------------------------------------
01/07/08            B                   1407                85.43
--------------------------------------------------------------------------------
01/07/08            S                   1407                85.43
--------------------------------------------------------------------------------
01/08/08            S                   8343                86.24
--------------------------------------------------------------------------------
01/08/08            S                   192                 86.08
--------------------------------------------------------------------------------
01/10/08            B                   12600               84.56
--------------------------------------------------------------------------------
01/10/08            B                   6386                84.88
--------------------------------------------------------------------------------
01/10/08            S                   46                  84.85
--------------------------------------------------------------------------------
01/11/08            B                   30400               85.13
--------------------------------------------------------------------------------
01/11/08            S                   80300               86.96
--------------------------------------------------------------------------------
01/14/08            S                   143902              87.00
--------------------------------------------------------------------------------
01/14/08            S                   14400               87.52
--------------------------------------------------------------------------------
01/15/08            S                   200                 87.12
--------------------------------------------------------------------------------
01/16/08            S                   18505               86.54
--------------------------------------------------------------------------------
01/17/08            B                   35000               85.90
--------------------------------------------------------------------------------
01/18/08            S                   8900                86.64
--------------------------------------------------------------------------------
01/22/08            S                   405300              89.02
--------------------------------------------------------------------------------
01/23/08            S                   170000              89.00
--------------------------------------------------------------------------------
01/24/08            S                   200000              89.00
--------------------------------------------------------------------------------
01/25/08            S                   506539              88.98
--------------------------------------------------------------------------------
01/28/08            B                   9                   88.90
--------------------------------------------------------------------------------
01/28/08            B                   506539              88.98
--------------------------------------------------------------------------------
01/28/08            S                   506593              88.98